Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Appendix 4D of the ASX Listing Rules

for the half-year ended

31 DECEMBER 2013

GENETIC TECHNOLOGIES LIMITED

CORPORATE DIRECTORY

Directors

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Dr. Mervyn Cass

Prof. Ian F.C. McKenzie

Grahame J. Leonard AM

Dr. Paul A. Kasian

Company Secretary

Thomas G. Howitt

Registered and Head Office

60-66 Hanover Street

Fitzroy Vic.  3065

Australia

Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040

Email:	info@gtglabs.com

Share Registry		Bankers
Computershare Investor Services Pty. Ltd.		National Australia Bank Limited
Yarra Falls, 452 Johnston Street		Level 2, 151 Rathdowne Street
Abbotsford Vic. 3067		Carlton Vic. 3053
Australia		Australia

Telephone:	+61 3 9415 5000	Bank of America, N.A.
Facsimile:	+61 3 9473 2500	155 Town Centre Drive
Charlotte NC 28117
www.computershare.com		United States of America

Auditors		Stock Exchange information
PricewaterhouseCoopers		Australian Securities Exchange (code: GTG)
Chartered Accountants		2 The Esplanade
Freshwater Place		Perth W.A. 6000
2 Southbank Boulevard		Australia
Southbank Vic. 3006
Australia		NASDAQ Capital Market (ticker: GENE)
One Liberty Plaza, 165 Broadway
New York NY 10006
Company Website address		United States of America
www.gtglabs.com

GENETIC TECHNOLOGIES LIMITED

APPENDIX 4D OF THE ASX LISTING RULES

FOR THE HALF-YEAR ENDED 31 DECEMBER 2013

(This information should be read in conjunction with the Company’s 30 June 2013 Annual Report)

1.                                      The reporting period covers the half-year ended 31 December 2013.

The previous corresponding period covers the half-year ended 31 December 2012.

2.                                      Results for announcement to the market

2.1                               Total revenues from ordinary activities for the reporting period were $2,435,599, a decrease of $3,017,491, or 55%, over the previous corresponding period of $5,453,090.

2.2                               The comprehensive loss from ordinary activities after income tax attributable to Members for the reporting period was $5,078,100, being an increase of $1,353,723, or 36%, over the previous corresponding period of $3,724,377.

2.3                               The comprehensive loss attributable to Members for the reporting period was $5,078,100, being an increase of $1,353,723, or 36%, over the previous corresponding period of $3,724,377.

2.4                               The Company does not propose to pay a dividend.

2.5                               Not applicable.

2.6                               The decrease in total revenues during the period under review was primarily due to a material fall in revenue generated from the granting of licenses by the Company to its non-coding technology. The increase in the comprehensive loss attributable to Members for the reporting period was largely attributable to an increase in selling and marketing expenses associated with the Company’s expansion in the USA with its BREVAGenTM test.

3.                                      The net tangible assets per ordinary share as at 31 December 2013 was 1.20 cents, being an increase of approximately 27.7% over the figure for the previous corresponding period (30 June 2013) of 0.94 cents.

4.                                      During the half-year ended 31 December 2013, Genetic Technologies Limited lost control of its former Canadian-listed subsidiary Gtech International Resources Limited (refer the section entitled Review and results of operations in the attached Half-Year Financial Report for details).

5.                                      No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period.

6.                                      The Company has no dividend reinvestment plans in operation.

7.                                      As at 31 December 2013, Genetic Technologies Limited held a 45.0 percent direct equity interest in ImmunAid Limited.

8.                                      Not applicable.

9.                                      The attached Half-Year Financial Report for the period ended 31 December 2013 contains an independent auditor’s review report which includes an emphasis of matter paragraph in regard to the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.  Additional disclosure has been included in Note 1 to the financial statements.

Signed on behalf of Genetic Technologies Limited

Dated this 20th day of February, 2014
THOMAS G. HOWITT
Acting Chief Executive Officer

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

31 DECEMBER 2013

GENETIC TECHNOLOGIES LIMITED	2014 Half-Year Financial Report

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2013.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below.  All Directors were in office for the entire period, except as noted below.

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Dr. Mervyn Cass

Prof. Ian F.C. McKenzie

Grahame J. Leonard AM

Dr. Paul A. Kasian

Mr. Tommaso Bonvino served as a Director of the Company from 1 July 2012 until 29 November 2013. Mr. Benjamin Silluzio served as a Director of the Company from 10 December 2012 until 29 November 2013. Prof. Ian McKenzie and Mr. Grahame Leonard AM were appointed Directors of the Company on 29 November 2013. Dr. Paul Kasian was appointed as a Director of the Company on 12 December 2013.

Review and results of operations

Financial overview

During the period under review, the consolidated entity continued to operate in the molecular diagnostics sector, focussing its energies and resources on the further expansion of its US-based business and the distribution of its proprietary breast cancer risk assessment test BREVAGen™.  The total comprehensive loss of the consolidated entity for the financial half-year ended 31 December 2013 was $5,087,286 (2012: $3,728,803).  The net cash flows used in operations during the half-year were 68.3% higher than the previous corresponding period ($5,199,847 as compared to $3,089,685).  Net cash flows from investing activities were modestly negative, while a total of $12,627,462 was raised during the period from the issue of shares and redeemable convertible notes (see below), before the payment of associated expenses.

Overall, total cash and cash equivalents for the half-year ended 31 December 2013 increased by $6,495,054 to $8,216,347 at balance date.

The first half of the 2014 financial year saw the Company deliver gross revenues from its domestic genetic testing operations which were more than 10% ahead of budget. Increases in overall testing revenues were driven largely by revenues from the sale of the Company’s flagship test BREVAGenTM which demonstrated impressive growth and further expansion of the product in the US market.  Notwithstanding an increase in testing revenues, the associated cost of sales fell 10% due to changes in the sales mix and a reduction in inventory write-offs.

As reported in Note 2(a) of its 2013 Annual Report, the Company records revenues generated from the sale of the BREVAGenTM test on a cash, not an accruals, basis. The Company anticipates that this treatment will change during the 2014 calendar year, with an appropriate upward adjustment to revenues being made at that time.

Capital raising

During the half-year, the Company completed the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share, raising a total of $3,000,000, prior to the payment of one-off transaction costs.  A further $4,000,000 was received by the Company under its Share Purchase Plan (“SPP”), before the payment of associated costs.  At the same issue price of $0.072 per share (and after allowing for rounding), this resulted in the issue of a further 55,555,635 ordinary shares in the Company.

Convertible notes

On 10 September 2013, the Company announced that it had executed documents with Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. (“Ironridge”), in respect of redeemable convertible notes to raise USD 5,000,000 (the “Notes”).  The details of the Notes were provided to all shareholders in a Notice of Extraordinary General Meeting at which approval for the issue of the Notes was sought from shareholders. This approval was subsequently received on 29 November 2013.

On 23 December 2013, the Notes were drawn down and the Company received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs.

On 31 December 2013, Notes with a face value of USD 250,000 were converted by Ironridge in return for which Ironridge received 8,714,541 ordinary shares. Subsequent to balance date, three further conversion notices were received from Ironridge in respect of Notes with a total face value of USD 1,500,000. Refer below for details.

BREVAGen™ breast cancer risk test

Test samples received

Since launching its BREVAGenTM test in the US market in July 2011, the number of test samples received in each of the subsequent ten quarters has increased.  A record number of 914 BREVAGenTM test samples were received during the quarter ended 30 September 2013, followed by a total of 1,125 samples in the December quarter — another record result.  Total samples received for the December half-year of 2,039 compared favourably to the preceding half-year ended 30 June 2013 of 1,002, being an increase of more than 100%, reinforcing the continuing increasing trend in market traction.

Encouragingly, the test samples received have come from a broad mix of US geographical sales territories, demonstrating the growing acceptance of the test across the wider market.  Further, as a result of both increased test sample numbers and positive reimbursement changes since 1 January 2013, total sales revenue for the test received during the December half-year increased by more than 139% as compared to the preceding June half-year.

A total of 3,041 BREVAGenTM test samples were received during the 2013 calendar year as compared to 801 samples received during the 2012 calendar year — an increase of 280% year-on-year.

New York State

On 30 August 2013, the Company announced that it had received its Clinical Laboratory Permit from the New York State Department of Health.  This permit, which allows the Company to offer the BREVAGenTM test to residents of New York State, completed the final out-of-state licensure allowing the Company to provide testing services to all 50 US states.  The Company is now able to meet requests received from New York physicians to provide the BREVAGenTM test to patients as part of their clinical practice and Phenogen Sciences Inc. (Genetic Technologies’ US subsidiary) has now appointed its first representative to cover this State, with a particular emphasis on New York City.

Further expansion of the Company’s credentialing program

Credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator. Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as Phenogen Sciences) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”.

During the half-year, the Company announced that, through Phenogen Sciences, it had executed a further agreement with InterWest Health to use the InterWest provider network.  The execution of this agreement takes to eight the number of such PPO agreements that the Company has now entered into.  As at the date of this Report, the cumulative total number of covered lives for which its BREVAGen™ risk assessment test could be adjudicated as “in-network” is more than 102 million.

The positive impact of this activity has been demonstrated in reviewing reimbursement payments received in respect of the BREVAGen™ test since its launch. The average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out-of-network”, with the time taken to collect the funds also being materially shorter.

Once in-network, the Company receives improved cash flow via faster payment while still obtaining an acceptable level of reimbursement and reducing the costs incurred through appealing denials.  Once BREVAGenTM sample volumes reach a significant level and Genetic Technologies has gathered the necessary additional clinical utility data, the Company intends to approach insurers directly to contract.

Credentialing contracts have now been executed between the Company and InterWest Health, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

Reimbursement

Up until the end of the 2012 calendar year, insurance claims for BREVAGenTM were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of these changes, the Company now uses a Miscellaneous Code when submitting claims for reimbursement from insurers. As part of this transition, the list price for the BREVAGenTM test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGenTM test under its “Patient Protection Program”.

While not all claims since the transition to a Miscellaneous Code have yet been fully adjudicated, the average total payment received from closed cases since that transition, including all write-offs and denials for non-coverage, has increased, despite an increase in the number of denials.

Cost effectiveness studies to improve reimbursement outcomes

On 6 December 2013, the Company announced that the BREVAGenTM test had been published in the online issue of Cancer Prevention Research Vol 6 (12): pp 1328 - 36 dated 5 December 2013. The publication profiles the cost-effectiveness of the BREVAGenTM test versus direct MRI screening for breast cancer risk.  The study, entitled “Cost-effectiveness of a Genetic Test for Breast Cancer Risk,” was a collaborative project between GTG and Archimedes Inc. of San Francisco, a healthcare modeling and analytics organization.

Based on the study, BREVAGenTM was most cost-effective when given to patients classified as having an intermediate lifetime risk of breast cancer. For patients with a risk of 16% to 28%, the test resulted in savings of 0.023 quality-adjusted life years (QALYs) per patient at a cost of $163,264 per QALY.  The cost-effectiveness of using the BREVAGenTM test for patients with an intermediate Gail risk score is similar to that of other recommended strategies, including annual MRI for patients with a lifetime risk of greater than 20% or BRCA 1/2 mutations.  Importantly, the model showed that the BREVAGenTM test yields a 2.7% reduction in cancer deaths relative to the Gail score alone for patients with a lifetime risk of at least 10%.

Further validation studies supporting BREVAGen™

The Company continues to actively progress research programs with leading international academic collaborators to confirm the utility of genomic risk assessment in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGenTM test.

Validation of the expanded test for Caucasian women is expected to be completed during the first quarter of the 2014 calendar year, with validation of the test for other ethnic populations expected to be completed by the middle of that year.  New versions of the BREVAGenTM test will subsequently be launched and offered in the US market.

Licensing and IP

Assertion programs

On 26 May 2011, the Company announced that it had filed a third patent infringement law suit in the US, in the US District Court for the District of Colorado, asserting infringement of its primary non-coding patents against various parties.  Since then, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc., GeneSeek Inc. and 454 Life Sciences Corporation (and its affiliates). The remaining cases have been separated and are continuing in various jurisdictions.

On 24 December 2013, the Company reported that several significant cases now pending in the District of Delaware, including cases against Bristol-Myers Squibb Company, Pfizer Inc. and Merial LLC, have each been allocated to the same Judge.  While they are still separate cases, this consolidation will offer certain efficiencies to the legal processes now under way, and could possibly also speed up the process for GTG.

During the half-year, the Company announced that it had executed agreements with Genesis Genetics Institute LLC, Genelex Corporation, Reprogenetics LLC and Bio-Reference Laboratories, Inc.

Other licensing activities

The Company’s licensing activities in Europe continue to progress, with a legal action now under way in the Netherlands against Hendrix Genetics NV, where rulings by the Courts are expected to be received during the current quarter, and with other actions in Europe now being planned by GTG.

GTG also reported during the half-year that in each year since 2005 the Company has received an agreed license annuity fee of $1,000,000 from Genzyme Corporation in USA.  As yet, this payment has not been received for 2013, and GTG is now considering its various legal options.

Status of ‘179 patent re-examinations by USPTO

On 30 September 2013, the Company advised that it had received an Ex Parte Re-Examination Certificate from the United States Patent and Trademark Office (“USPTO”) (the “Certificate”).  The Certificate relates to the request for ex parte re-examination of claims 1-18 and 26-32 of the Company’s US Patent No. 5,612,179 (the ‘179 patent) based upon a submission by Merial LLC of Duluth, Georgia (“Merial”), as announced on 19 April 2013.  In the Certificate, the USPTO confirmed that, as a result of the re-examination, it determined that the patentability of claims 1-18 and 26-32 is confirmed and that no amendments have been made to the ‘179 patent.

The Company also noted that, on 5 September 2013, Merial filed yet another request with the USPTO for re-examination of the ‘179 patent.  On 12 February 2014, the Company announced that it had received a further ExParte Re-Examination Certificate from the USPTO, this one dated 10 February 2014 (the “Second Certificate”).  The Second Certificate follows the third request for ex parte re-examination of claims 1-15, 17, 18, 26-29 and 32 of the Company’s US Patent No. 5,612,179 (the ‘179 patent) by Merial.  In the Second Certificate, the USPTO confirmed the patentability of claims 1-15, 17, 18, 26-29 and 32 and that no amendments have been made to the ‘179 patent.

Other commercial assets

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to sell, out-license or co-develop other assets and technologies in which the Group has an interest.

ImmunAid and transactions with Dr. Mervyn Jacobson

On 18 December 2013, the Company announced that entities associated with the Company’s founder and largest beneficial shareholder, Dr.  Mervyn Jacobson (collectively, the “Jacobson Entities”), had entered into transactions which, if completed, will result in the disposal by them of 105,937,500 shares in the Company. Subsequent to that date, the Jacobson Entities disposed of 30,000,000 shares in GTG.

The Jacobson Entities and GTG entered into a binding Share Exchange Agreement (“Agreement”) pursuant to which, subject to GTG shareholder approval, the Jacobson Entities will exchange a total of 75,937,500 shares in GTG at an agreed price of $0.08 per share in return for 4,500,000 shares in ImmunAid owned by GTG at an agreed price of $1.35 per share.  The Jacobson Entities will not be able to vote at the GTG shareholder meeting to consider the approval of the Agreement.

ImmunAid and GTG have also executed an Option Agreement pursuant to which ImmunAid will, when completion occurs under the Agreement, grant to GTG options to acquire a total of 2,250,000 ordinary shares in ImmunAid.  Each option will entitle GTG to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted. In consideration for the options granted to GTG by ImmunAid, GTG will pay ImmunAid an option fee of $500,000, of which approximately $375,000 will be satisfied by the forgiveness of outstanding debts currently owed to GTG by ImmunAid.  GTG will pay the balance owed on the option fee in cash.

All of the transactions above are subject to the receipt by GTG of an acceptable independent valuation of the Company’s 4,500,000 shares in ImmunAid and an accompanying independent expert’s fairness report; the receipt of all necessary regulatory approvals; and the receipt of the approval of the Company’s shareholders at an Extraordinary General Meeting which the Company expects to be convened in March 2014 at which the Jacobson Entities will be unable to vote.

Assuming the transactions proceed as outlined above, and that no further ordinary shares are issued by the Company, the number of ordinary issued shares in GTG will fall by 12.0% from 631,951,612 to 556,014,112, following the cancellation of the shares acquired from the Jacobson Entities.

ImmunAid Limited is currently undertaking a further round of fundraising via the issue of ordinary shares to arm’s-length investors.  ImmunAid intends to use the proceeds of this latest fundraising to expand its global patent portfolio and to support further human and animal trials directed at validating additional applications of its breakthrough strategy for treating patients with life-threatening diseases, such as cancer and auto-immune disease.

Gtech International Resources Limited

On 12 December 2013, the Company announced that its former Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”) had completed its acquisition of Sydney-based company Simavita Holdings Limited (“Simavita Holdings”), as originally disclosed by GTG to the ASX on 30 July 2013.  As part of the transaction, in which Simavita Holdings raised approximately $14.3 million via the issue of approximately 34.9 million new shares at an issue price of $0.41 per share (before the payment of costs and the repayment of certain debts), Gtech changed its name to Simavita Limited (“Simavita”).

The shares of Simavita commenced trading on the TSXV, under the trading symbol “SV”, on 6 December 2013. On 9 December 2013, Simavita lodged documents with the ASX pursuant to which it will also seek a listing of CHESS Depositary Interests (“CDIs”) on the ASX.  The listing of the Simavita CDIs on the ASX, under the ASX code “SVA”, commenced on 20 February 2014.

Immediately following the completion of the acquisition, Genetic Technologies Limited held a total of 1,306,166 shares in Simavita, representing approximately 2.2% of that company’s total issued capital.  As a result of the transaction, Gtech was deconsolidated from the GTG Group and a number of changes were made to the Board of that company to reflect the new ownership.

RareCellectTM

Discussions with companies interested in pursuing potential commercial collaborations are continuing.

Significant changes in the state of affairs

In addition to the matters discussed above in the Review and results of operations, the following events occurred during the half-year ended 31 December 2013.

Chief Executive Officer

On 15 October 2013, GTG announced that Ms. Alison Mew would step aside from her responsibilities as the Company’s CEO for a period of three months for personal, health-related reasons.  From that date, Mr. Thomas Howitt assumed the role of Acting CEO in addition to his roles of CFO / Company Secretary. On 7 January 2014, GTG announced that this arrangement had been extended until 31 March 2014.

Options

On 11 September 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company. The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.105 at any time up to, and including 18 July 2018, subject to certain vesting conditions.

Annual Report and AGM

On 25 October 2013, the Company released its 2013 Annual Report and Notice for the 2013 Annual General Meeting of shareholders (“AGM”) which was held at 10.45 am on Friday, 29 November 2013 in the “Treetops” Room at Melbourne Museum. All resolutions that were put before the shareholders at the AGM were passed.

Changes to the Board of Directors

On 29 November 2013, following the conclusion of the Company’s 2013 AGM, Prof. Ian McKenzie and Mr. Grahame Leonard AM were appointed as Directors of the Company. At the conclusion of the AGM, two former Directors, Mr. Tommaso Bonvino and Mr. Benjamin Silluzio, ceased to be Directors of the Company.

On 12 December 2013, Dr. Paul Kasian was appointed as a Director of the Company.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

Subsequent to 31 December 2013, Redeemable Convertible Notes with a cumulative face value of USD 1,500,000 were converted in return for which Ironridge Global IV, Ltd. received a total of 1,684,765 American Depositary Receipts (representing 50,542,950 ordinary shares).  As a result of these three conversions, the face value of the remaining Notes had been reduced to USD 3,250,000 as at the date of this Report.

Apart from the above, there have been no events which have occurred after balance date.

Further information

Further information concerning the operations and financial condition of the consolidated entity can be found in the reports and releases made by the Company to the Australian Securities Exchange during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditor, PricewaterhouseCoopers, which has been reproduced on page 7 of this Report.

Signed in accordance with a resolution of the Directors.

DR. MALCOLM R. BRANDON
Non-Executive Chairman

Melbourne, 20 February 2014

Auditor’s Independence Declaration

As lead auditor for the review of Genetic Technologies Limited for the half year ended 31 December 2013, I declare that to the best of my knowledge and belief, there have been:

a)                       no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)                       no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

/s/ Nadia Carlin
Nadia Carlin	Melbourne
Partner	20 February 2014
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Consolidated
		Half-year ended	Half-year ended
		31 December 2013	31 December 2012
	Notes	$	$
Revenue from continuing operations - genetic testing services		2,017,283	1,757,867
Less: cost of sales	2	(915,822)	(1,016,606)

Gross profit from continuing operations - genetic testing services		1,101,461	741,261

Other revenue	3	418,316	3,695,223
Other income and expenses	4	311,342	196,148
Gain on deconsolidation of subsidiary	5	773,088	—
Selling and marketing expenses		(2,965,060)	(2,516,021)
General and administrative expenses		(1,776,219)	(2,172,031)
Licensing, patent and legal costs		(498,344)	(1,512,294)
Laboratory and research and development costs		(1,556,084)	(1,888,106)
Finance costs		(700,562)	(19,756)
Share of net loss of associates accounted for using the equity method		(216,191)	(244,147)
Loss from continuing operations before income tax expense		(5,108,253)	(3,719,723)
Income tax expense		—	—
Loss for the half-year		(5,108,253)	(3,719,723)
Other comprehensive income / (loss)
Items that may be reclassified to profit or loss
Changes in the fair value of an available-for-sale financial asset		152,430	—
Exchange losses on translation of controlled foreign operations		(131,549)	(9,532)
Exchange gains on translation of non-controlled foreign operations		86	452
Other comprehensive income / (loss) for the half-year, net of tax		20,967	(9,080)
Total comprehensive loss for the half-year		(5,087,286)	(3,728,803)

Loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(5,098,981)	(3,714,845)
Non-controlling interests		(9,272)	(4,878)
Loss for the half-year		(5,108,253)	(3,719,723)

Total comprehensive loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(5,078,100)	(3,724,377)
Non-controlling interests		(9,186)	(4,426)
Total comprehensive loss for the half-year		(5,087,286)	(3,728,803)

Earnings per share attributable to owners of the Company and from continuing operations:
Basic earnings / (loss) per share (cents per share)	7	(1.01)	(0.80)
Diluted earnings / (loss) per share (cents per share)	7	(1.01)	(0.80)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

		Consolidated
		As at	As at
		31 December 2013	30 June 2013
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	8	8,216,347	1,721,293
Trade and other receivables		536,441	328,642
Assets classified as held for sale	9	3,716,193	—
Available-for-sale financial assets	10	687,958	—
Prepayments and other assets		472,448	398,185
Performance bond and deposits		3,124	209,296
Total current assets		13,632,511	2,657,416

Non-current assets
Investments accounted for using the equity method	11	—	3,932,384
Property, plant and equipment		323,151	423,168
Intangible assets and goodwill		1,242,251	1,306,559
Total non-current assets		1,565,402	5,662,111
Total assets		15,197,913	8,319,527

LIABILITIES
Current liabilities
Trade and other payables		1,482,302	1,375,536
Deferred revenue		223,947	320,781
Provisions		781,400	768,699
Total current liabilities		2,487,649	2,465,016

Non-current liabilities
Borrowings	13	5,352,716	—
Provisions		79,099	96,224
Total non-current liabilities		5,431,815	96,224
Total liabilities		7,919,464	2,561,240
Net assets		7,278,449	5,758,287

EQUITY
Contributed equity	15	90,383,793	83,735,845
Reserves		4,043,553	3,951,771
Accumulated losses		(87,148,897)	(82,049,916)
Parent entity interest		7,278,449	5,637,700
Non-controlling interests		—	120,587
Total equity		7,278,449	5,758,287

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Consolidated
		Half-year ended	Half-year ended
		31 December 2013	31 December 2012
	Notes	$	$
Cash flows from / (used in) operating activities
Receipts from customers		2,361,794	5,232,251
Payments to suppliers and employees		(7,566,482)	(8,472,474)
Interest received		30,774	170,294
Interest and finance charges paid		(25,933)	(19,756)
Net cash flows from / (used in) operating activities		(5,199,847)	(3,089,685)

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment		(15,285)	(23,730)
Proceeds from the sale of shares in associate		—	46,951
Proceeds from the sale of plant and equipment		—	1,201
Advances to associates		(20,470)	(124,300)
Cash disposed on loss of control of subsidiary		(162,541)	—
Net cash flows from / (used in) investing activities		(198,296)	(99,878)

Cash flows from / (used in) financing activities
Proceeds from the issue of shares		7,000,000	459,000
Equity transaction costs		(633,774)	(214,756)
Net proceeds from borrowings		5,519,181	—
Repayment of finance lease principal		—	(17,748)
Net cash flows from / (used in) financing activities		11,885,407	226,496
Net increase / (decrease) in cash and cash equivalents		6,487,264	(2,963,067)
Cash and cash equivalents at the beginning of the period		1,721,293	8,900,235
Net foreign exchange difference		7,790	262
Cash and cash equivalents at the end of the period	9	8,216,347	5,937,430

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Non-
	Contributed		Accumulated	Parent	controlling	Total
	equity	Reserves	losses	interests	interests	equity
	$	$	$	$	$	$
Balance at 1 July 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642
Loss for the half-year	—	—	(3,714,845)	(3,714,845)	(4,878)	(3,719,723)
Other comprehensive income	—	(9,532)	—	(9,532)	452	(9,080)
Total comprehensive loss	—	(9,532)	(3,714,845)	(3,724,377)	(4,426)	(3,728,803)
Transactions with owners in their capacity as owners
Contributions of equity net of transaction costs	182,137	—	—	182,137	—	182,137
Share-based payments	—	98,818	—	98,818	—	98,818
	182,137	98,818	—	280,955	—	280,955
Balance at 31 December 2012	83,462,279	3,808,705	(76,466,394)	10,804,590	150,204	10,954,794

Balance at 1 July 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287
Loss for the half-year	—	—	(5,098,981)	(5,098,981)	(9,272)	(5,108,253)
Other comprehensive income	—	20,881	—	20,881	86	20,967
Total comprehensive loss	—	20,881	(5,098,981)	(5,078,100)	(9,186)	(5,087,286)
Transactions with owners in their capacity as owners
Contributions of equity net of transaction costs	6,647,948	—	—	6,647,948	—	6,647,948
Share-based payments	—	70,901	—	70,901	—	70,901
Disposal of non-controlling interest in subsidiary	—	—	—	—	(111,401)	(111,401)
	6,647,948	70,901	—	6,718,849	(111,401)	6,607,448
Balance at 31 December 2013	90,383,793	4,043,553	(87,148,897)	7,278,449	—	7,278,449

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended 31 December 2013

1.                  BASIS OF PREPARATION OF HALF-YEAR REPORT

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2013 has been prepared in accordance with Accounting Standard IAS 34 / (AASB 134) Interim Financial Reporting and the Corporations Act 2001.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report.  Accordingly, this Report is to be read in conjunction with the annual report for the year ended 30 June 2013 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except as disclosed below.

Financial liabilities

During the half-year ended 31 December 2013, the Group acquired a financial liability at fair value through profit or loss. Financial liabilities at fair value through profit or loss are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period.  The accounting for subsequent changes in fair value is recognised in profit or loss.

Going concern

During the financial half-year, the consolidated entity incurred a total comprehensive loss after income tax of $5,087,286 (2012: $3,728,803) and net cash outflows from operations of $5,199,847 (2012: $3,089,685).  As at 31 December 2013, the consolidated entity held cash reserves of $8,216,347.

There is uncertainty in the Company’s cash flow forecasts in relation to the timing and quantum of licensing revenue.  The continuing viability of the Company and its ability to continue as a going concern and meets its debt and commitments as they fall due are dependent upon the consolidated entity being successful in one or more of the following events:

•            Fundraising from the issue of new shares in the Company and/or the sale of non-core or surplus assets;

•             The sale of additional genetic tests, including the BREVAGenTM test, in the USA and potentially Europe;

•             Generation of additional funds from the granting of further “non-coding” licenses as part of the Company’s out-licensing and assertion programs, and;

•             Cost containment strategies.

As a result of these matters, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis.

Changes in accounting policy

During the financial half-year, Genetic Technologies Limited changed some of its accounting policies as the result of new or revised accounting standards which became effective for the annual reporting period commencing on 1 July 2013.  The affected policy is Principles of consolidation — new standards AASB 10 Consolidated Financial Statements and AASB 11 Joint Arrangements.

Other new standards that are applicable for the first time for the December 2013 half-year report are AASB 13 Fair Value Measurement, AASB 2012-2 Amendments to Australian Accounting Standards — Disclosures — Offsetting Financial Assets and Financial Liabilities and AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle.  These standards have introduced new disclosures for the interim report but did not affect the entity’s accounting policies or any of the amounts recognised in the financial statements.

Principles of consolidation — subsidiaries and joint arrangements

AASB134(16A)(a) AASB 10 was issued in August 2011 and replaces the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements and in Interpretation 112 Consolidation — Special Purpose Entities.  Under the new principles, the Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  The Group has reviewed its investments in other entities to assess whether the consolidation conclusion in relation to these entities is different under AASB 10 than under AASB 127.  No differences were found and therefore no adjustments to any of the carrying amounts in the financial statements are required as a result of the adoption of AASB 10.

Impact of standards issued but not yet applied by the entity

•             IFRS 9 / (AASB 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 , AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010), AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures and AASB 2013-9 Amendments to Australian Accounting Standards - Conceptual Framework, Materiality and Financial Instruments (effective 1 January 2017)

IFRS 9 / (AASB 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until 1 January 2017 but is available for early adoption.  When adopted, the standard will affect in particular the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognised directly in profit or loss.

The standard is not expected to have an impact on the Group’s accounting for financial instruments.  All available-for-sale financial assets have been designated as not held for trading, such that fair value gains and losses are recognised in other comprehensive income.  The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt AASB 9.

•             AASB 2013-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014)

The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets.  These may result in additional disclosures if the Group recognises an impairment loss or the reversal of an impairment loss during the period.  They will not affect any of the amounts recognised in the financial statements.  The Group intends to apply the amendment from 1 July 2014.

•             Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycle (effective 1 July 2014)

In December 2013, the IASB approved a number of amendments to International Financial Reporting Standards as a result of the annual improvements project.  While the AASB has not yet made equivalent amendments to the Australian Accounting Standards, they are expected to be issued in the first quarter of 2014.  The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.

	Consolidated
	Half-year ended	Half-year ended
	31 December 2013	31 December 2012
	$	$
2. COST OF SALES

Inventories used	498,755	432,093
Direct labour costs	351,936	396,740
Depreciation expense	68,446	99,327
Inventories written off	(3,315)	88,446
Total cost of sales	915,822	1,016,606

	Consolidated
	Half-year ended	Half-year ended
	31 December 2013	31 December 2012
	$	$
3. OTHER REVENUE

License fees received	340,354	2,523,732
Royalties and annuities received	39,323	1,016,047
Interest revenue	38,639	155,444
Total other revenue	418,316	3,695,223

4. OTHER INCOME AND EXPENSES

Research and development tax credit	290,395	181,036
Management fees	24,000	24,000
Net profit on disposal of plant and equipment	—	3
Net profit on disposal of investments accounted for using the equity method	—	1,606
Net foreign exchange gains / (losses)	(3,053)	(10,497)
Total other income and expenses	311,342	196,148

5. GAIN ON DECONSOLIDATION OF SUBSIDIARY

Recognition of available-for-sale asset	535,529	—
Removal of net liabilities of associate on loss of control of a subsidiary	(9,172)	—
Removal of foreign currency reserve on loss of control of a subsidiary	135,330	—
Removal of non-controlling interests	111,401	—
Total gain on deconsolidation of subsidiary	773,088	—

Note:   During the half-year ended 31 December 2013, the Group deconsolidated its former Canadian-listed subsidiary, Gtech International Resources Limited. As a result, the net liabilities, the foreign currency reserve and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost. The retained equity interest has been recorded as an available for sale financial asset.

6. EXPENSES

Amortisation of intangible assets	64,307	64,307
Depreciation of fixed assets	46,857	53,192
Employee benefits expenses	3,267,096	3,462,685
Net impairment of other assets	82,615	157,438

7. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:
Loss for the half-year attributable to the owners of Genetic Technologies Limited	(5,098,981)	(3,714,845)

Weighted average number of ordinary shares used in calculating loss per share (as at 31 December 2013 and 31 December 2012)	502,968,489	470,925,500

Note: None of the 9,525,000 (30 June 2013: 9,525,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares.

	Consolidated
	As at	As at
	31 December 2013	30 June 2013
	$	$
8. CASH AND CASH EQUIVALENTS

Cash at bank and on hand	2,716,347	1,721,293
Short-term deposits	5,500,000	—
Total cash and cash equivalents	8,216,347	1,721,293

9. ASSETS CLASSIFIED AS HELD FOR SALE

Transfer of asset from investments accounted using the equity method	3,716,193	—
Total assets classified as held for sale	3,716,193	—

Note:                  On 18 December 2013, the Company announced that it had entered into an agreement to sell its entire investment in ImmunAid Limited, subject to shareholder approval which will be sought at a shareholders’ meeting that is scheduled to be held in late March 2014. In the segment note (Note 14), this asset is recorded as a corporate asset in Australia.

10. AVAILABLE-FOR-SALE FINANCIAL ASSETS

Initial recognition of 1,306,166 shares in Simavita Limited	535,528	—
Gain on available-for-sale financial asset during the half-year	152,430	—
Total available-for-sale financial assets	687,958	—

Note:                  The Company’s available-for-sale financial asset consists of 1,306,166 shares in Simavita Limited, a company listed on the TSX Venture Exchange in Canada under the trading symbol “SV”. After initial recognition at CAD 0.41 per share on 3 December 2013, the available-for-sale investment was recorded at fair value at balance date with movements in fair value recorded in equity until the investment is deemed impaired or otherwise sold or disposed of. During the period from 3 December 2013 until 31 December 2013, there was an increase of $152,430 in the fair value of the investment in Simavita Limited which was recorded as other comprehensive income (equity).

11. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Opening balance	3,932,384	4,414,914
Share of net loss of associates accounted for using the equity method	(216,191)	(437,185)
Carrying value of shares in associate sold during the half-year	—	(45,345)
Transfer of carrying value to assets held for resale	(3,716,193)	—
Total investments accounted for using the equity method	—	3,932,384

12.                               FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value hierarchy

AASB requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)                                 quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(b)                                 inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

(c)                                  inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value as at 31 December 2013.

	Level 1	Level 2	Level 3	Total
At 31 December 2013	$	$	$	$

Assets
Available-for-sale financial assets
Equity securities	687,958	—	—	687,958
Total assets	687,958	—	—	687,958
Liabilities
Financial liabilities at fair value through profit or loss
Convertible note	—	5,352,716	—	5,352,716
Total liabilities	—	5,352,716	—	5,352,716

Valuation techniques used to derive level 2 and level 3 fair values

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

	Consolidated
	As at	As at
	31 December 2013	30 June 2013
	$	$
13. BORROWINGS (NON-CURRENT)
Redeemable convertible notes at fair value	5,352,716	—
Total borrowings	5,352,716	—

Note:                  On 23 December 2013, Genetic Technologies Limited issued the redeemable convertible notes which had an initial face value of USD 5,000,000 to Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd.

14. SEGMENT REPORTING

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return. The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis. The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function. The corporate function is not considered to be an operating or reportable segment. The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of research and development projects in the field of genetics and related areas.

The Corporate disclosures include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Operations	2013	2,017,283	—	2,017,283	(3,128,742)
	2012	1,757,867	—	1,757,867	(3,350,088)
Licensing	2013	—	379,677	379,677	(118,667)
	2012	—	3,539,779	3,539,779	2,027,485
Research	2013	—	290,395	290,395	(546)
	2012	—	181,036	181,036	(131,740)
Sub-total	2013	2,017,283	670,072	2,687,355	(3,247,955)
	2012	1,757,867	3,720,815	5,478,682	(1,454,343)
Corporate	2013	—	832,674	832,674	(1,860,298)
	2012	—	170,556	170,556	(2,265,380)
Totals	2013	2,017,283	1,502,746	3,520,029	(5,108,253)
	2012	1,757,867	3,891,371	5,649,238	(3,719,723)

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses/write downs	equipment
Segment		$	$	$	$	$
Operations	2013	1,839,453	(1,196,703)	(149,892)	—	15,285
	2012	1,960,237	(1,477,080)	(178,943)	1,200	19,168
Licensing	2013	179,603	(193,585)	(13,158)	(1,386)	—
	2012	551,293	(168,593)	(13,965)	(16,738)	331
Research	2013	317,073	(55,281)	(7,625)	—	—
	2012	35,224	(119,767)	(12,461)	—	990
Sub-total	2013	2,336,129	(1,445,569)	(170,675)	(1,386)	15,285
	2012	2,546,754	(1,765,440)	(205,369)	(15,538)	20,489
Corporate	2013	12,861,784	(6,473,895)	(8,935)	(81,229)	—
	2012	5,772,773	(795,800)	(11,457)	(141,900)	3,241
Totals	2013	15,197,913	(7,919,464)	(179,610)	(82,615)	15,285
	2012	8,319,527	(2,561,240)	(216,826)	(157,438)	23,730

Notes: In the above tables, all income statement figures relate to the periods ended 31 December 2013 and 2012, respectively whilst all balance sheet figures are as at 31 December 2013 and 30 June 2013, respectively.

Other revenues and income - corporate includes interest revenue of $38,639 (2012: $155,444).

Profit / (loss) after tax - corporate includes employee benefits expenses of $904,562 (2012: $1,114,316).

Assets - corporate includes cash of $8,216,347 (30 June 2013: $1,721,293).

Liabilities - corporate includes trade and other payables of $897,450 (30 June 2013: $579,570) and provisions of $223,730 (30 June 2013: $216,231).

There were no intersegment sales.

Geographic information

Australia — is the home of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada— is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Australia	2013	1,503,677	1,865,435	3,369,112	(2,344,948)
	2012	1,643,124	3,789,452	5,432,576	(2,211,832)
USA	2013	513,606	(362,690)	150,916	(2,710,808)
	2012	114,743	101,918	216,661	(1,473,670)
China	2013	—	—	—	(7,425)
	2012	—	—	—	(7,645)
Canada	2013	—	—	—	(38,345)
	2012	—	—	—	(20,174)
Switzerland	2013	—	1	1	(6,727)
	2012	—	1	1	(6,402)
Totals	2013	2,017,283	1,502,746	3,520,029	(5,108,253)
	2012	1,757,867	3,891,371	5,649,238	(3,719,723)

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses/write downs	equipment
Segment		$	$	$	$	$
Australia	2013	14,691,872	5,104,601	(168,496)	(82,615)	6,484
	2012	7,809,210	7,698,493	(205,475)	(157,438)	22,939
USA	2013	491,657	(12,505,139)	(11,114)	—	8,801
	2012	279,137	(9,584,715)	(11,351)	—	791
China	2013	—	(371,311)	—	—	—
	2012	—	(364,005)	—	—	—
Canada	2013	—	—	—	—	—
	2012	219,380	(172,219)	—	—	—
Switzerland	2013	14,384	(147,615)	—	—	—
	2012	11,800	(138,794)	—	—	—
Totals	2013	15,197,913	(7,919,464)	(179,610)	(82,615)	15,285
	2012	8,319,527	(2,561,240)	(216,826)	(157,438)	23,730

Note: In the above tables, all income statement figures relate to the periods ended 31 December 2013 and 2012, respectively whilst all balance sheet figures are as at 31 December 2013 and 30 June 2013, respectively.

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	As at	As at
	31 December 2013	30 June 2013
	$	$
Loan payable (USA) and loan receivable (Australia)	12,164,769	9,313,022
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	143,210	135,210
Accounts payable (China) and accounts receivable (Australia)	370,677	351,712

	Consolidated
	Half-year ended	Half-year ended
	31 December 2013	31 December 2012
	$	$
Foreign exchange loss (USA) and foreign exchange gain (Australia)	362,690	—
Foreign exchange gain (USA) and foreign exchange loss (Australia)	—	101,868
Cost of sales (USA) and sales (Australia)	77,425	17,376

Segment products and locations

The three principal business segments of the Group are operations, licensing and research. The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments. As such, the primary reporting segments reflect the information that Management uses to make decisions about operating matters. Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services. During the half-year ended 31 December 2013, there was one customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations. During the half-year ended 31 December 2012, there were no such customers.

	Consolidated
	As at	As at
	31 December 2013	30 June 2013
	$	$
15. CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	90,383,793	83,735,845
Total contributed equity	90,383,793	83,735,845

Movements in shares on issue
Period ended 31 December 2013	Shares	$
Balance at the beginning of the half-year	475,471,819	83,735,845
Add: shares issued as part of private placements	97,222,302	7,000,000
Add: shares issued as part of the conversion of convertible notes	8,714,541	281,722
Less: transaction costs arising on share issue	—	(633,774)
Balance at the end of the half-year	581,408,662	90,383,793
Year ended 30 June 2013	Shares	$
Balance at the beginning of the financial year	464,771,819	83,280,142
Add: shares issued during the year from the exercise of options	10,700,000	481,500
Less: other share transaction costs	—	(25,797)
Balance at the end of the financial year	475,471,819	83,735,845

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the

Company.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

16. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the half-year ended 31 December 2013, various transactions between entities within the Group and other related parties occurred, as listed below. Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited (“ImmunAid”) is a former subsidiary of Genetic Technologies Limited (the “Company”) in which the Company holds a total of 4,500,000 ordinary shares, representing a 45% direct equity interest. Transactions between the Company and ImmunAid, and those involving shares in ImmunAid, that were undertaken during the half-year have been summarised as follows:

• During the half-year ended 31 December 2013, the Company rendered six invoices to ImmunAid totaling $26,400 (2012: $26,400) (inclusive of GST) in respect management services provided to ImmunAid by the Company. As at balance date, none of this amount had been paid, with the full $26,400 having been recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.

• During the half-year ended 31 December 2013, the Company paid various expenses to third parties on behalf of ImmunAid totaling $20,470 (2012: $124,300). This amount was also recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.

Licensing services

During the half-year ended 31 December 2013, the Company paid a total of $25,000 (2012: $25,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property. Also during the half-year, Genetic Technologies Limited paid a total of $26,144 (2012: $211,176) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and reimbursement of associated travel expenses amounting to $11,640 (2012: $8,548).

17. DIVIDENDS PAID AND PROPOSED

No dividends were paid during the half-year ended 31 December 2013 and no dividends were proposed.

18. CONTINGENT ASSETS AND LIABILITIES

The Group had no contingent assets or liabilities as at 31 December 2013.

19. EVENTS AFTER THE BALANCE SHEET DATE

Subsequent to 31 December 2013, Redeemable Convertible Notes with a cumulative face value of USD 1,500,000 were converted in return for which Ironridge Global IV, Ltd. received a total of 1,684,765 American Depositary Receipts (representing 50,542,950 ordinary shares). As a result of these three conversions, the face value of the remaining Notes had been reduced to USD 3,250,000 as at the date of this Report.

Apart from the above, there have been no other events which have occurred after balance sheet date.

DIRECTORS’ DECLARATION

In the opinion of the Directors:

(a)                                 the financial statements and notes, as set out on pages 8 to 20 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the half-year ended on that date; and

(b)                                 there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

DR. MALCOLM R. BRANDON
Non-Executive Chairman

Melbourne, 20 February 2014

Independent auditor’s review report to the members of Genetic Technologies Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited (the Company), which comprises the consolidated balance sheet as at 31 December 2013, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Genetic Technologies Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Genetic Technologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001 including:

a)                                     giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the half-year ended on that date; and

b)                                     complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Emphasis of Matter — Material Uncertainty Regarding Continuation as a Going Concern Without qualifying our opinion, we draw attention to Note 1 in the financial report, which comments on the company’s cash flow forecasts in relation to the timing and quantum of licence revenue. This condition, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the company’s ability to continue as a going concern and therefore, the company may be unable to realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial report.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Nadia Carlin	/s/ Sam Lobley
Nadia Carlin	Sam Lobley	Melbourne
Partner	Partner	20 February 2014